CNL Strategic Capital, LLC POS AM

Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction

CNL Strategic Capital InvestCo, Inc.	Delaware

Lado Agency, Inc.	New Jersey

Lawn Doctor, Inc.	New Jersey

LD Parent, Inc.	Delaware

LD Strategic Capital DebtCo, LLC	Delaware

LD Strategic Capital EquityCo, LLC	Delaware

LD DebtCo, LLC	Delaware

M&F Properties, Inc.	New Jersey

Mosquito Hunters, LLC	New Jersey

Polyform Holdings, Inc.	Delaware

Polyform Products Company, Inc.	Delaware

Polyform Strategic Capital DebtCo, LLC	Delaware

Polyform Strategic Capital EquityCo, LLC	Delaware

SCAP DebtCo Holding, LLC	Delaware

SCAP EquityCo Holding, LLC	Delaware